                                               Filed pursuant to Rule 424(b)(3)
                                               File No. 333-24675


              PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 13, 1997


                               VISUAL EDGE SYSTEMS INC.

                                     Common Stock


                            ______________________________


                     THESE SECURITIES HAVE NOT BEEN APPROVED OR
              DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ______________________________


This supplements the Prospectus, dated June 13, 1997, which relates to the offer and sale of up to an aggregate of 2,200,000 shares (the "Shares") of Common Stock of Visual Edge Systems Inc. (the "Company"), which Shares consist of the following: (i) 200,000 shares of Common Stock to be offered and sold by certain investors who received such shares in a bridge financing consummated by the Company in March 1997, (ii) 25,000 shares to be offered and sold by a former officer of the Company, (iii) 220,000 shares of Common Stock to be offered and sold by certain investors who invested in the Company prior to the Company's initial public offering (the "IPO"), (iv) 260,000 shares of Common Stock underlying an aggregate of 260,000 warrants held by Whale Securities Co., L.P. Whale, the underwriter in the Company's IPO, and (v) 1,495,000 shares of Common Stock underlying the Company's Redeemable Warrants, which were sold in the IPO.

This Prospectus Supplement consists of (i) the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission (the "SEC") on June 23, 1997; and (ii) the Company's Current Report on Form 8-K/A, as filed with the SEC on June 27, 1997.

The Common Stock of the Company is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "EDGE." On June 30, 1997, the last reported sale price of the Common Stock as quoted on Nasdaq was $8.625 per share.

                The date of this Prospectus Supplement is July 1, 1997

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    _____________

                                       FORM 8-K

                                    CURRENT REPORT



                        Pursuant to Section l3 or l5(d) of the
                           Securities Exchange Act of l934


           Date of Report (Date of earliest event reported)  June 13, 1997


                               VISUAL EDGE SYSTEMS INC.
                  --------------------------------------------------
                (Exact name of registrant as specified in its charter)



         Delaware                     0-20995                  13-377-8895
  -----------------------------------------------------------------------------
  (State of other juris-            (Commission            (I.R.S. Employer
   diction of incorporation)        File Number)          Identification No.)



          2424 North Federal Highway, Suite 100, Boca Raton, FL       33431
   ----------------------------------------------------------------------------
   (Address of principal executive offices)                        (Zip Code)


                                    (561) 750-7559
                                    --------------
                 (Registrant's telephone number, including area code)

Item 5. Other Events.

    On June 13, 1997, Visual Edge Systems Inc. (the "Company") arranged a three year $7.5 million debt and convertible equity facility with a group of investment funds advised by an affiliate of Hunt Sports Group, a sports and entertainment management company controlled by the Lamar Hunt family of Dallas, Texas. The Company issued and sold to Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively, the "Funds") the following securities pursuant to the Bridge Securities Purchase Agreement, dated as of June 13, 1997 (the "Bridge Agreement"), among the Company and the Funds : (i) 8.25% unsecured convertible bridge notes in the aggregate principal amount of $7,500,000 with a maturity date of three years from the date of issuance (the "Bridge Notes"), which Bridge Notes are convertible into shares of Common Stock (the "Note Conversion Shares") at any time and from time to time commencing January 1, 1998 at the option of the holder thereof; (ii) 93,677 shares of Common Stock, par value $.01 per share (the "Grant Shares"); and (iii) five-year warrants (the "Warrants") to purchase 100,000 shares of Common Stock (the "Warrant Shares") with an exercise price equal to $10.675. Such Warrants are redeemable commencing October 1, 1998, based on a 20-day minimum closing bid price, at a redemption price equal to $.10 per share. The Funds payed an aggregate of $ 7,474,438 to the Company for the Bridge Notes, Grant Shares and Warrants.

    Pursuant to the Bridge Agreement, the Company will issue additional Grant Shares (the "Additional Grant Shares") to the Funds in the event that the closing bid price of the Common Stock for each trading day during any consecutive 10 trading days from June 13, 1997 (the "Closing Date") through December 31, 1997 does not equal at least $10.00 per share. In the event that any Additional Grant Shares are issued, the exercise price of the Warrants will be adjusted so that the value of the Warrants (using a Black -Scholes or similar model) equals the value of the Warrants as of the Closing Date.

    Interest payments on the Bridge Notes will, at the option of the Company, be payable in cash or in shares of Common Stock. Effective January 1, 1998, the aggregate outstanding principal amount of Bridge Notes exceeding $2,500,000 will be automatically exchanged for an number of shares of Convertible Preferred Stock with an aggregate liquidation preference equal to the principal amount of Bridge Notes so exchanged and with terms substantially identical to the Notes, which Preferred Stock is convertible into shares of Common Stock (the "Stock Conversion Shares"). In addition, if the Company elects to redeem its redeemable warrants issued on July 24, 1997 in connection with the Company's initial public offering of Common Stock, the Company must redeem at least $5,000,000 principal amount of the Bridge Notes with the net proceeds of such redemption.

    In connection with the sale of the Note Conversion Shares, Stock Conversion Shares, Grant Shares, Warrant Shares and Additional Grant Shares (collectively, the "Securities") to the Funds, the Company granted to the Funds registration rights covering the Securities. As soon as practicable after July 24, 1997, the Company is obligated to file a registration statement covering the sale of the Grant Shares. In addition, on or before November 15, 1997, the Company is obligated to file a registration statement covering the sale of the Note Conversion Shares, Stock Conversion Shares, Warrant Shares and Additional Grant Shares.

    The Company also agreed, pursuant to the Bridge Agreement, that the proceeds from the issuance and sale of the Securities by the Company must be used, in part, to repay the remaining outstanding balance due and owing on the Company's $3,500,000 line of credit with Barnett Bank. Further, the Company agreed to certain covenants, including limitations on the amount of capital expenditures and minimum limits of net worth.

    The Company will also begin to explore potential business opportunities with Hunt Sports Group.

Item 7.  Financial Statements and Exhibits.

(c) Exhibits

    99.1 Bridge Securities Purchase Agreement, dated as of June 13, 1997, among the Company and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively, the "Funds")

    99.2 Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds

    99.3 Transfer Agent Agreement, dated as of June 13, 1997, among the Company, the Funds and American Stock Transfer & Trust Company

    99.4   Form of Common Stock Purchase Warrant

    99.5   Form of  Convertible Note

                                      SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of l934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                      VISUAL EDGE SYSTEMS INC.
                      ------------------------
                               (Registrant)


                   By:  /s/ Earl Takefman
                        ----------------------
                        Earl T. Takefman
                        Chief Executive Officer



Date:  June 23, 1997

                                    EXHIBIT INDEX


 No.
 ---

 99.1 Bridge Securities Purchase Agreement, dated as of June 13, 1997, among the Company and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively, the "Funds")

 99.2 Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds

 99.3 Transfer Agent Agreement, dated as of June 13, 1997, among the Company, the Funds and American Stock Transfer & Trust Company

 99.4    Form of  Common Stock Purchase Warrant

 99.5    Form of  Convertible Note

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    _____________

                                      FORM 8-K/A

                                    CURRENT REPORT



                        Pursuant to Section l3 or l5(d) of the
                           Securities Exchange Act of l934


            Date of Report (Date of earliest event reported)  June 3, 1997


                               VISUAL EDGE SYSTEMS INC.
                -------------------------------------------------------
                (Exact name of registrant as specified in its charter)



          Delaware                 0-20995                   13-377-8895
  --------------------------------------------------------------------------
  (State of other juris-         (Commission              (I.R.S. Employer
   diction of incorporation)     File Number)            Identification No.)



        2424 North Federal Highway, Suite 100, Boca Raton, FL          33431
  ---------------------------------------------------------------------------
  (Address of principal executive offices)                         (Zip Code)


                                    (561) 750-7559
                                    --------------
                 (Registrant's telephone number, including area code)

Item 5.  Other Events

    As of June 3, 1997, Visual Edge Systems Inc. (the "Company"), Greg Norman ("Norman") and Great White Shark Enterprises, Inc. executed an amendment (the "Amendment") to the License Agreement, dated as of March 1, 1995 (the "Agreement"), pursuant to which Norman granted to the Company a worldwide license (the "Greg Norman License") to use his name, likeness, endorsement and certain trademarks in connection with the production and promotion of the Company's One-on-One with Greg Norman personalized video golf lessons. Norman and the Company have agreed to restructure the terms of the payments due to Norman under the Agreement by: (i) altering the character of the payments such that Norman will receive $1,020,000 of his royalties in shares of the Company's Common Stock, rather than cash as was originally contemplated by the Agreement;
(ii) changing the schedule of the payments such that they will be paid to Norman over a period of time from January 1998 through April 2000; and (iii) granting to Norman 25,000 options to purchase shares of the Company's Common Stock at an exercisable price of $10.00 per share.

    Prior to the execution of the Amendment, the Agreement provided that the continued use of the Greg Norman License by the Company was conditioned upon guaranteed payments to Norman aggregating $3.3 million during the three-year period commencing July 1, 1996, which would be applied against a royalty equal to 8% of the Company's Net Revenues from product sales. "Net Revenues" is defined in the Agreement as revenues less costs associated with discounts, allowances, payments to golf clubs, driving ranges or golf professionals, sales tax and returns, not to exceed 20% of product sales. Pursuant to the Agreement, the Company has paid Norman $600,000 to date, and was required to make payments aggregating $1,000,000 and $1,700,000, respectively, during each of the years commencing July 1, 1997 and 1998, regardless of whether the Company derived any revenues from product sales. Such annual payments were payable on a quarterly basis.

     The Amendment restructures the payments to Norman by: (i) deferring the date that the next payment is due from July 1, 1997 until January 1, 1998; (ii) extending the date that the last payment is due from April 1, 1999 until April 1, 2000; and (iii) providing that a portion of the payments will be in shares of the Company's Common Stock (rather than cash payments as contemplated by the Agreement) in accordance with the following schedule:




                                                           Common Stock
                   Payment Date        Cash Payment        Payment (shares)

                   July 1, 1997        $         0                0
                   October 1, 1997     $         0                0
                   January 1, 1998     $   140,000            6,000
                   April 1, 1998       $   140,000            6,000

                   July 1, 1998        $   210,000            9,000
                   October 1, 1998     $   210,000            9,000
                   January 1, 1999     $   300,000           12,000
                   April 1, 1999       $   300,000           12,000
                   July 1, 1999        $   300,000           12,000
                   October 1, 1999     $   300,000           12,000
                   January 1, 2000     $   240,000           12,000
                   April 1, 2000       $   240,000           12,000
                                       -----------          --------
                   Total:              $ 2,980,000          102,000 shares

    For the purposes of calculating the royalties payable to Norman, the Common Stock issued to Norman by the Company will be valued at $10.00 per share regardless of the actual market price of the Common Stock at the time of payment. Any royalties earned by Norman pursuant to the Amendment that are in excess of the fees as scheduled above are to be paid in cash.

    After the initial term, which ends on June 30, 2000, the Company has the option to renew the Agreement for two additional five-year periods (each five-year period, a "Renewal Term"). The guaranteed fee to Norman in the first year of the first Renewal Term will be $1,300,000, increasing by $100,000 each successive year thereafter; all such fees will be payable in cash, in equal quarterly installments.

    The Company has agreed to register all Common Stock issued to Norman pursuant to the Amendment under the Securities Act of 1933, as amended.

    The 25,000 options to purchase shares of the Company's Common Stock, at an exercise price of $10.00 per share, vest immediately and are exercisable at Norman's discretion at any time prior to their expiration on June 30, 2000.

(c) Exhibits

    99.1 Amendment to License Agreement, dated as of June 3, 1997, by and among Greg Norman, Great White Shark Enterprises, Inc. and Visual Edge Systems Inc.

                                      SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of l934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                      VISUAL EDGE SYSTEMS INC.    (Registrant)
                      ------------------------

                   By:  /s/ Earl T. Takefman
                        ----------------------
                        Earl T. Takefman
                        Chief Executive Officer



Date:  June 27, 1997

                                    EXHIBIT INDEX


    No.
    ---

    99.1 Amendment to License Agreement, dated as of June 3, 1997, by and among Greg Norman, Great White Shark Enterprises, Inc. and Visual Edge Systems Inc.